EXHIBIT 99.60
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     [GRAPHIC OMITTED]                                   [GRAPHIC OMITTED]
[LOGO- AVENTURA ENERGY INC.]                     [LOGO - VERMILION ENERGY TRUST]



                  AVENTURA ENERGY INC. /VERMILION ENERGY TRUST
                      FOR IMMEDIATE RELEASE MARCH 10, 2003
                       TSX LISTING AND SHARE CONSOLIDATION


Aventura Energy Inc. ("Aventura" or the "Corporation") (TSX-V: AVR) and Vermilion Energy Trust ("Vermilion") (TSX-VET.UN), Aventura's parent, are pleased to announce that on Tuesday, March 11, 2003, the common shares of Aventura will no longer trade on the TSX Venture Exchange, and will commence trading on The Toronto Stock Exchange. The common shares will trade on The Toronto Stock Exchange under the symbol AVR, with CUSIP number 053562 20 3.

On Monday, March 10, 2003, Aventura is also completing the consolidation of its issued and outstanding common shares on the basis of one (1) new common share for each ten (10) common shares issued and outstanding. Accordingly, at the commencement of trading on Tuesday, March 11, 2003, Aventura will have approximately 44.6 million shares issued and outstanding.

For additional information, please contact:

Lorenzo Donadeo, President & CEO
(403) 269-4884

Marty Wares, Chief Financial Officer
(403) 231-1721

Aventura Energy Inc./ Vermilion Energy Trust
2800, 400 - 4th Avenue SW
Calgary, Alberta  T2P 0J4
E-Mail:  INFO@VERMILIONENERGY.COM






       THE TSX VENTURE EXCHANGE AND THE TSX EXCHANGE HAVE NEITHER APPROVED
             NOR DISAPPROVED OF THE CONTENTS OF THIS PRESS RELEASE.